SOLUTIONS
TECHNOLOGY
WASTE MANAGEMENT
May 12, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attention:  Pamela Long, Assistant Director

Re:  General Environmental Management , Inc. R Registration Statement on Form S-1 (File No. 333-148100)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, General Environmental Management , Inc. (the “Company”), the registrant with respect to the above-captioned registration statement, hereby respectfully requests acceleration of effectiveness of the registration statement to 10 A.M., Eastern Daylight Time, May 13, 2008, or as soon thereafter as is practicable.

The Company acknowledges that:

•
 should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•
   the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with respect to this matter.  Please advise our counsel, Audie J. de Castro, (619) 702-8690, or Stanley Moskowitz Esq. at (858) 523-0100 if you have any questions and to advise us that the registration statement has been declared effective.

Thank you
General Environmental Management , Inc.

/s/ Timothy J. Koziol
Timothy J. Koziol, CEO

GENERAL ENVIRONMENTAL MANAGEMENT, INC.
3191 TEMPLE AVENUE, SUITE 250
POMONA, CA 91768
909.444.9500 - TEL
909.444.9900 - FAX
WWW.GO-GEM.COM